       1             SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                           (Amendment No. _____)


                             QVC Network, Inc.
                              (Name of Issuer)


                        Common Stock ($.01 par value)
                       (Title of Class of Securities)


                                747262 10 3
                               (CUSIP Number)

                             Craig D. Holleman
                           Sabin, Bermant & Gould
                             350 Madison Avenue
                         New York, New York  10017
                               (212) 692-4400

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               April 25, 1994
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

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- ---------------------
CUSIP NO. 747262 10 3
- ---------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Advance Publications, Inc.
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF       0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,958,333
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,958,333
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,958,333
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        6.9%

- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
- ------------------------------------------------------------

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

- ---------------------
CUSIP NO. 747262 10 3
- ---------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Donald E. Newhouse
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,958,333
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,958,333
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,958,333
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        6.9%

- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
- ------------------------------------------------------------

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

- ---------------------
CUSIP NO. 747262 10 3
- ---------------------
- ------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      S.I. Newhouse, Jr.
- ------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [  ]

                                             (b)  [  ]
- ------------------------------------------------------------
 3.   SEC USE ONLY

- ------------------------------------------------------------
 4.   SOURCE OF FUNDS
      OO
- ------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
- ------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF             0
    SHARES        ----------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
  OWNED BY              2,958,333
    EACH          ----------------------------------------
 REPORTING        9     SOLE DISPOSITIVE POWER
   PERSON               0
    WITH          ----------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        2,958,333
- ------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                        2,958,333
- ------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        6.9%

- ------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
- ------------------------------------------------------------

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          This Statement on Schedule 13D, dated April 25, 1994
(the "Statement"), filed by Advance Publications, Inc., a New York corporation ("Advance"), Donald E. Newhouse and S. I. Newhouse, Jr., relates to the common stock ($.01 par value) ("Common Stock"), of QVC Network, Inc., a Delaware corporation (the "Company") and is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Act"). Advance, Donald E. Newhouse and S.I. Newhouse, Jr. are collectively referred to herein as the "Reporting Persons."

          The Statement is being jointly filed by the Reporting Persons pursuant the joint filing agreement filed as
Exhibit 1 hereto. To the extent the Statement summarizes the terms or conditions of agreements incorporated herein by reference, such summaries shall be qualified in their entirety by reference to the actual text of such agreements attached as exhibits hereto.

          Item 1.  Security and Issuer.

          The Statement relates to shares of Common Stock.
The principal executive offices of the Company are located at Goshen Corporate Park, West Chester, Pennsylvania 19380.


          Item 2.  Identity and Background.

          The Statement is being jointly filed by the Reporting Persons. Donald E. Newhouse and S.I. Newhouse, Jr. are the co-trustees of Advance Voting Trust, a testamentary trust under the will of S.I. Newhouse, Sr. that owns all of the equity securities of Advance eligible to vote for directors of Advance. The name, business address, principal occupation or employment and, as appropriate, citizenship or state of organization of each Reporting Person and each person who is an executive officer or director of a Reporting Person or a person controlling a Reporting Person are set forth in, and incorporated by reference to, Schedule I attached hereto. During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the persons listed on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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          Item 3.  Source and Amount of Funds or Other
Consideration.

          The 125,000 shares of Common Stock beneficially
owned by the Reporting Persons immediately prior to April   ,
1994 were purchased from the Company by certain indirect wholly-owned subsidiaries of Advance in connection with agreements by certain cable operating subsidiaries of Advance to carry the Company's cable programming. The funds for such purchaseses came from the working capital of Advance and its affiliates. It is currently contemplated that if and when Advance exercises its right to purchase Common Stock pursuant to the Advance Option (as defined below), Advance will have sufficient funds available from its working capital and new or existing bank credit facilities. As of the date of this filing, Advance has made no specific plans or arrangements regarding obtaining such funds.

          Item 4.  Purpose of Transaction.

          On April 25, 1994, Advance executed the Stock Option Agreement (the "Option Agreement") among the Company, Cox Enterprises, Inc. ("Cox"), Advance and BellSouth Corporation ("BellSouth"). The following summary of certain terms and provisions of the Option Agreement is qualified in its entirety by the full text of the Option Agreement which is attached as Exhibit 2 hereto and is incorporated by reference herein.

          Pursuant and subject to the terms and conditions set forth in the Option Agreement, the Company has granted each of BellSouth, Cox and Advance an option (collectively the "Options") to purchase shares of Common Stock. The Options may be exercised in whole only and not in part. Upon exercise of the Option granted to Advance (the "Advance Option") Advance is entitled to purchase 2,833,333 shares of Common Stock (subject to adjustment upon certain changes in the Company's capitalization) for $170,000,000 ($60 per share of Common Stock).

          The Options may be exercised during the period beginning as of the date of the Option Agreement and ending as of 5:00 p.m. on the later of (i) August 15, 1994 and (ii) if issuance of the Common Stock pursuant to the Options requires the approval of the stockholders of the Company pursuant to
Section 5(i) of Part III of Schedule D of the By-laws of the National Association of Securities Dealers, Inc. ("Stockholder Approval"), ten Business Days after the stockholders of the Company vote with respect to such matter. Pursuant to the Option Agreement, the Company has agreed to use its reasonable best efforts to obtain the Stockholder Approval. In addition, pursuant to the Agreement Among Stockholders, dated November 11, 1993,

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certain stockholders of the Company including Liberty Media
Corporation ("Liberty"), Arrow Investments, L.P. ("Arrow") and Comcast Corporation ("Comcast") have agreed to vote in favor of a proposal to approve the issuance of Common Stock pursuant to the Options.

          The Common Stock to be issued pursuant to the Advance Option has not been registered pursuant to the Securities Act of 1933, as amended, and if not so registered prior to issuance, may not be sold by Advance unless so registered or unless an exemption from such registration is available. Subject to the execution of a registration rights agreement reasonably acceptable to the Company, the Company has also agreed to use reasonable efforts to provide each of Advance and Cox, if such entity purchases shares of Common Stock pursuant to their respective Option, with one demand registration right with respect to such shares of Common Stock. The demand registration rights may only be exercised during the period beginning after the first anniversary of the purchase of shares of Common Stock pursuant to such Option and ending on the third anniversary thereof and are not transferable.

          Upon Advance's exercise of the Advance Option, the obligations of the Company to issue, and Advance to pay for, the Common Stock subject to the Advance Option are subject to the satisfaction of a number of conditions including (i) to the extent required, Stockholder Approval, (ii) the receipt of all requisite consents or approvals from each Federal, state and any other governmental agency, authority or regulatory body necessary in order to permit the acquisition and sale and issuance of the such Common Stock and (iii) the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

          Pursuant to the Option Agreement, the Company has also agreed that, for a period of 18 months from the date of such agreement, if the Company proposes to invest in, acquire or form all or part of an originator, owner or other producer of programming or content (including, without limitation, a film studio, network, film library or television programming producer) in a transaction valued at greater than $250 million, and either (i) the Option Agreement has not been terminated with respect to Advance, Cox or BellSouth (each, a "Purchaser"), as the case may be, or (ii) the Purchaser has acquired Common Stock pursuant to the Option Agreement, then the Company, to the extent it requires third party financing in connection with such transaction, will give such Purchaser (as well as Comcast, and under certain circumstances, Liberty) a preferential opportunity to participate meaningfully in such transaction on an arm's-length basis.

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          None of the Option Agreement or the rights,
interests or obligations thereunder are assignable by any party without the prior written consent of the other party, except that a Purchaser may assign any or all of its rights, interests and obligations thereunder to any direct or indirect wholly-owned subsidiary of such Purchaser.

          Except as otherwise described in this Item 4, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of the instructions to Item 4 of Schedule 13D promulgated under the Act. The Reporting Persons intend to continue to review their investment in the Company and the financial condition, business, operations and prospects of the Company on an ongoing basis. Accordingly, subject to the terms of the Option Agreement, the Reporting Persons reserve the right to change their plans or intentions with respect to the Company as circumstances warrant and, as a result thereof, may determine to exercise or not to exercise the Advance option or to increase or decrease their current investment in the Company.

          Item 5.  Interest in Securities of the Issuer.

          The shares of Common Stock deemed beneficially owned by the Reporting Persons consist of (i) 125,000 shares of Common Stock previously acquired by Advance, (ii) 2,833,333 shares of Common Stock issuable upon the exercise of the Advance Option.

          Based on the information set forth above and information contained in the most recent publicly available filings of the Company with the Securities and Exchange Commission (as supplemented by representations by the Company in the Option Agreement regarding the number of outstanding shares of Common Stock), each of the Reporting Persons may be deemed to beneficially own the number and percentage of outstanding shares of Common Stock listed in its responses to Items 11 and 13, respectively, of the cover page filed herewith relating to such Reporting Person. In addition, the number of shares of Common Stock which may be deemed beneficially owned by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith relating to such Reporting Person.

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          Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

          Except as set forth in Item 4 above, the Reporting
Persons have not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

          Item 7.  Material to be Filed As Exhibits.

          Exhibit        Description

           99.1          Joint Filing Agreement, dated
                         April 25, 1994, among Advance,
                         Donald E. Newhouse and S.I. Newhouse,
                         Jr.

           99.2          Option Agreement, dated as of
                         February 15, 1994, among the Company,
                         Cox, Advance and BellSouth.

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

                          SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 25, 1994


                              ADVANCE PUBLICATIONS, INC.



                              By: /s/ Donald E. Newhouse
                                   Name: Donald E. Newhouse
                                   Title: President




                                 /s/ Donald E. Newhouse
                                   Donald E. Newhouse




                                 /s/ S.I. Newhouse, Jr.
                                   S. I. Newhouse, Jr.

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

                          SCHEDULE I


Name:                              Advance Publications, Inc.
Business Address:                  950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business:                Publishing
State of Organization:             New York


Name:                              Donald E. Newhouse
Business Address:                  Star-Ledger Plaza
                                   Newark, NJ  07101
Principal Occupation:              Member of the Board of
                                   Directors, President and
                                   Treasurer of Advance
                                   Publications, Inc.
Employer:                          Various affiliates of
                                   Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.


Name:                              S.I. Newhouse, Jr.
Business Address:                  350 Madison Avenue
                                   New York, NY  10017
Principal Occupation:              Chairman of the Board of
                                   Directors and Vice
                                   President of Advance
                                   Publications, Inc.
Employer:                          Various affiliates of
                                   Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.

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

Name:                              Samual I. Newhouse, III
Business Address:                  Evening Journal Association
                                   30 Journal Square
                                   Jersey City, NJ  07306
Principal Occupation:              Member of the Board of
                                   Directors of Advance
                                   Publications, Inc.
Employer:                          Various affiliates of
                                   Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.


Name:                              Richard E. Diamond
Business Address:                  Staten Island Advance
                                   950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Occupation:              Vice President and
                                   Secretary of Advance
                                   Publications, Inc.
Employer:                          Advance Publications, Inc.
Employer's Address:                950 Fingerboard Road
                                   Staten Island, NY  10305
Principal Business of Employer:    Publishing
Citizenship:                       U.S.A.

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                       INDEX TO EXHIBITS



Exhibit No.         Exhibit                             Page

   99.1             Joint Filing Agreement, dated
                    April 25, 1994, among Advance,
                    Donald E. Newhouse and
                    S.I. Newhouse, Jr.

   99.2             Option Agreement, dated as of
                    February 15, 1994, among the
                    Company, Cox, Advance and
                    BellSouth.